                                                Filed Pursuant to Rule 424(b)(2)
                                                              File No. 333-59173

THIS INFORMATION IN THIS PROSPECTUS SUPPLEMENT MAY NOT BE COMPLETE AND MAY BE CHANGED. THE COMPANY MAY NOT SELL THESE SECURITIES BEFORE THIS INFORMATION IS COMPLETED. THIS PROSPECTUS SUPPLEMENT AND ATTACHED PROSPECTUS ARE NOT OFFERS TO SELL OR BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION DATED OCTOBER 2, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 10, 1998)

                               [LITCHFIELD LOGO]
                            ------------------------

                             % SERIES A NOTES DUE 2003

PRINCIPAL AMOUNT:        $
INTEREST RATE:                            %
ORIGINAL ISSUE DATE:       OCTOBER   , 1998
STATED MATURITY:           NOVEMBER 1, 2003
PRICE TO PUBLIC:                       100%
AGENT'S COMMISSION:
NET PROCEEDS TO
  COMPANY:

                            ------------------------
      INVESTORS SHOULD CAREFULLY REVIEW "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS BEFORE INVESTING IN THE SERIES A NOTES.
                            ------------------------
     This prospectus supplement relates to the original issuance and sale by Litchfield Financial Corporation (the "Company") of the Series A Notes described herein, through Tucker Anthony Incorporated (the "Underwriter"). The Company may issue notes under Registration Statement No. 333-59173 in a principal amount of up to $100,000,000 in gross proceeds. Prior to this offering, the Company has not issued any notes under that registration statement.

     The Series A Notes will not be listed for trading on the Nasdaq stock market or any exchange, and the Company cannot assure that an active trading market for the Series A Notes will develop.

     The Company has granted the Underwriters an option to purchase up to
$                aggregate principal amount of additional Series A Notes to cover over-allotments, if any.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
     The Underwriter is offering the Series A Notes subject to receipt and acceptance of the notes by the Underwriter and subject to its rights to reject an order in whole or in part and to withdraw, cancel or modify the offer without notice. The Series A Notes will bear interest from the date of delivery to the Underwriter.

                                 TUCKER ANTHONY
                                  INCORPORATED

                                              , 1998

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information you should consider before investing in the Series A Notes. You should read the entire prospectus supplement and prospectus carefully, including "Risk Factors" and the financial statements and notes to those statements included or incorporated by reference.

                                  THE COMPANY

     Litchfield Financial Corporation is a diversified finance company that provides financing to creditworthy borrowers for assets not typically financed by banks. The Company provides this financing by purchasing consumer loans and other loans and by making loans to businesses secured by consumer receivables or other assets.

                                 TYPES OF LOANS

A. CONSUMER LOANS. The Company purchases consumer loans consisting primarily of:

(1) LAND LOANS.  These loans to purchasers of rural and vacation properties are:

     - typically secured by one to twenty acre rural parcels; and

     - secured by property located in 35 states, mainly in the southern United States.

(2) VOI LOANS.  These loans:

     - are typically used to purchase ownership interests in fully furnished vacation properties (popularly known as timeshare interests); and

     - are secured by property located in 18 states, mainly in California, Florida and Pennsylvania.

     The Company requires most dealers or developers from whom it buys consumer loans to guarantee repayment or replacement of any loan in default. Ordinarily, the Company keeps a percentage of the purchase price as a reserve until the loan is repaid.

B. HYPOTHECATION LOANS. The Company also provides financing to rural land dealers, timeshare resort developers and other finance companies secured by receivables. The Company's Hypothecation Loans typically have:

     - advance rates of 75% to 90% of the current balance of the pledged receivables; and

     - variable interest rates based on the prime rate plus 2% to 4%.

C. A&D LOANS. The Company also makes loans to land dealers and resort developers for the acquisition and development of rural land and timeshare resorts. When the Company makes these loans, it typically receives an exclusive right to purchase or finance the related consumer receivables generated by the sale of the subdivided land or timeshare interests. The Company's A&D Loans:

     - typically have loan to value ratios of 60% to 80%; and

     - have variable interest rates based on the prime rate plus 2% to 4%.

D. OTHER LOANS. The Company purchases other loans, such as consumer home equity loans, builder construction loans and consumer construction loans, and provides financing to other businesses secured by receivables or other assets.

                               SOURCES OF REVENUE

     The principal sources of the Company's revenues are:

     - interest and fees on loans;

     - gains on sales of loans; and

     - servicing and other fee income.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING

Securities Offered.........  $          principal amount of    % Series A Notes
                             due 2003. The Series A Notes are unsecured, general obligations of the Company. See "Description of Series A Notes" for a more detailed description of the Series A Notes.

Maturity...................  November 1, 2003

Interest Payment Dates.....  The Company will make interest payments monthly beginning December 1, 1998.

Redemption at Noteholder's
  Option...................  AFTER THE DEATH OF A NOTEHOLDER: If a Noteholder
                             dies and his Series A Notes are tendered by his personal representative or surviving joint-tenant or tenant in common, the Company must redeem (at par plus accrued interest) the tendered Series A Notes within 60 days of tender. This redemption requirement is subject to the amount limitations specified below. See "Description of Notes -- Redemption at Holder's Option," in the accompanying prospectus.

                             BY OTHER NOTEHOLDERS: On December 1 of each year, starting in 1999, the Company must redeem Series A Notes tendered by the last day of September of that year at par plus accrued interest. This redemption requirement is subject to the amount limitations specified below.

                             AMOUNT LIMITATIONS: The Company is only required to redeem an aggregate of up to 5% of the original aggregate principal amount of the Series A Notes, subject to a maximum of $25,000 per beneficial owner each year. The Company will redeem Series A Notes tendered by representatives of deceased beneficial owners before redeeming Series A Notes tendered by other Noteholders.

Redemption Upon Occurrence
  of Certain Events........  If a Fundamental Structural Change or a Significant
                             Subsidiary Disposition (as those terms are defined in the accompanying prospectus) occurs, each holder of Series A Notes can require the Company to purchase the holder's Series A Notes at a price equal to the principal amount of the holder's Series A Notes plus accrued interest. This right is not exercisable if within 40 days after the occurrence of such event the Series A Notes have received a specified rating from a nationally recognized statistical rating organization. See "Description of Notes -- Noteholders' Right to Prepayment After Fundamental Structural Change or Significant Subsidiary Disposition" in the accompanying prospectus.

Redemption at Company's
  Option...................  The Company has the option to redeem the Series A
                             Notes on or after November 1, 2000, at the redemption prices indicated in this prospectus supplement.

Sinking Fund...............  None.

Certain Covenants of the
  Company..................  The indenture limits the Company's ability to declare dividends and to incur additional debt.

Use of Proceeds............  The Company will use the net proceeds from the sale of the Series A Notes for general corporate purposes.

Investment
Considerations.............  Investors should consider the risk factors beginning on page 3 of the accompanying prospectus before purchasing the Series A Notes.

Trustee....................  The Bank of New York, New York, New York.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                           SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                              JUNE 30,
                                       --------------------------------------------------------------   -----------------------
                                          1993         1994         1995         1996         1997         1997         1998
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF INCOME DATA(1):
Revenues:
  Interest and fees on loans.........  $    4,330   $    5,669   $   11,392   $   14,789   $   19,374   $    9,329   $   11,288
  Gain on sale of loans..............       4,550        4,847        5,161        7,331        8,564        4,067        5,679
  Servicing and other fee income.....         501          459          908        1,576        1,753          702          959
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total revenues...................       9,381       10,975       17,461       23,696       29,691       14,098       17,926
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Expenses:
  Interest expense...................       2,717        3,158        6,138        7,197       10,675        5,042        6,692
  Salaries and employee benefits.....       1,350        1,776        2,798        2,824        3,399        1,646        2,280
  Other operating expenses...........       1,017        1,164        2,120        3,147        3,480        1,756        1,869
  Provision for loan losses..........         620          559          890        1,954        1,400          735          810
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total expenses...................       5,704        6,657       11,946       15,122       18,954        9,179       11,651
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before income taxes and
  extraordinary item.................       3,677        4,318        5,515        8,574       10,737        4,919        6,275
Provision for income taxes...........       1,426        1,619        2,066        3,301        4,134        1,894        2,416
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before extraordinary item.....       2,251        2,699        3,449        5,273        6,603        3,025        3,859
Extraordinary item(2)................          --         (126)          --           --         (220)          --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income.......................  $    2,251   $    2,573   $    3,449   $    5,273   $    6,383   $    3,025   $    3,859
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic per common share amounts:
  Income before extraordinary item...  $      .55   $      .66   $      .80   $      .97   $     1.19   $      .52   $      .68
  Extraordinary item.................          --         (.03)          --           --         (.04)          --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income per share...............  $      .55   $      .63   $      .80   $      .97   $     1.15   $      .52   $      .68
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic weighted average number of
  shares outstanding.................   4,065,688    4,116,684    4,315,469    5,441,636    5,572,465    5,840,526    5,706,887
Diluted per common share amounts:
  Income before extraordinary item...  $      .53   $      .63   $      .76   $      .93   $     1.12   $      .52   $      .64
  Extraordinary item.................          --         (.03)          --           --         (.04)          --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income per share...............  $      .53   $      .60   $      .76   $      .93   $     1.08   $      .52   $      .64
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Diluted weighted average number of
  shares outstanding.................   4,216,151    4,282,884    4,524,607    5,682,152    5,909,432    5,861,180    6,069,164
Cash dividends declared per common
  share..............................  $      .02   $      .03   $      .04   $      .05   $      .06   $       --   $       --

OTHER STATEMENT OF INCOME DATA:
Income before extraordinary item as a
  percentage of revenues.............        24.0%        24.6%        19.8%        22.3%        22.3%        21.5%        21.5%
Ratio of EBITDA to interest
  expense(3).........................        2.81x        3.31x        2.44x        2.90x        2.17x        2.88x        2.13x
Ratio of earnings to fixed
  charges(4).........................        2.35x        2.37x        1.90x        2.19x        2.01x        1.98x        1.94x
Return on average assets(5)..........         5.0%         4.6%         3.7%         4.0%         3.8%         3.7%         3.6%
Return on average equity(5)..........        17.0%        17.2%        16.6%        13.3%        14.1%        13.4%        13.8%

---------------
 (1) Certain amounts in the 1993 through 1996 financial information have been restated to conform to the 1997 and 1998 presentation.

 (2) Reflects loss on early extinguishment of a portion of notes issued in 1992, net of applicable tax benefit of $76,000, for 1994 and of the remainder of the notes issued in 1992, net of applicable tax benefit of $138,000, for 1997.

 (3) The ratio of EBITDA to interest expense is required to be calculated for the twelve month period immediately preceding each calculation date, pursuant to the terms of the indentures to which the Company is subject. EBITDA is defined as earnings before deduction of taxes, depreciation, amortization, and interest expense (but after deduction for any extraordinary item).

 (4) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items and fixed charges. Fixed charges consist of interest charges and the amortization of debt expense.

 (5) The return on average assets and average equity for the six month periods are calculated on an annualized basis. Calculations are based on income before extraordinary item.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                           DECEMBER 31,
                                                        --------------------------------------------------   JUNE 30,
                                                         1993      1994       1995       1996       1997       1998
                                                        -------   -------   --------   --------   --------   --------
BALANCE SHEET DATA(6):
Total assets..........................................  $54,444   $63,487   $112,459   $152,689   $186,790   $233,681
Loans held for sale(7)................................    5,931    11,094     14,380     12,260     16,366     13,546
Other loans(7)........................................   10,306    15,790     33,613     79,996     86,307    137,147
Retained interests in loan sales(7)...................   11,764    11,996     22,594     28,912     30,299     31,007
Secured debt..........................................       --     5,823      9,836     43,727      5,387     26,318
Unsecured debt........................................   32,302    29,896     47,401     46,995    105,347    105,056
Stockholders' equity..................................   14,722    16,610     37,396     42,448     52,071     74,014

                                                                                                           SIX MONTHS
                                                                  YEAR ENDED, DECEMBER 31,                   ENDED
                                                     ---------------------------------------------------    JUNE 30,
                                                      1993       1994       1995       1996       1997        1998
                                                     -------   --------   --------   --------   --------   ----------
OTHER FINANCIAL DATA:
Loans purchased and originated(8)..................  $42,410   $ 59,798   $121,046   $133,750   $184,660    $163,078
Loans sold(8)......................................   28,099     40,116     65,115     54,936     98,747      68,882
Loans participated(8)..............................       --         --         --         --      6,936       1,631
Serviced Portfolio(9)..............................   84,360    105,013    176,650    242,445    304,102     384,663
Loans serviced for others..........................   59,720     72,731    111,117    129,619    179,790     219,809
Dealer/developer reserves..........................    4,926      6,575      9,644     10,628     10,655      10,444
Allowance for loan losses(10)......................    1,064      1,264      3,715      4,528      5,877       6,463
Allowance ratio(11)................................     1.26%      1.20%      2.10%      1.87%      1.93%       1.68%
Delinquency ratio(12)..............................      .61%       .93%      1.73%      1.34%      1.20%       1.10%
Net charge-off ratio(8)(13)........................      .69%       .38%       .67%       .94%       .74%        .56%
Non-performing asset ratio(14).....................     1.48%      1.02%      1.35%      1.57%      1.03%        .78%

---------------

 (6) In 1997 the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Consequently, certain amounts included in the 1993 through 1996 financial statements have been reclassified to conform with the 1997 and 1998 presentation: "Subordinated pass through certificates held to maturity," "Excess servicing asset" and "Allowance for loans sold" have been reclassified as "Retained interests in loan sales." In addition, "Loans held for investment" have been reclassified as "Other loans."

 (7) Amount indicated is net of allowance for losses and recourse obligation on retained interests in loan sales.

 (8) During the relevant period.

 (9) The Serviced Portfolio consists of the principal amount of loans serviced by or on behalf of the Company, except loans participated without recourse to the Company.

(10) The allowance for loan losses includes allowance for losses under the recourse provisions of loans sold.

(11) The allowance ratio is the allowances for loan losses divided by the amount of the Serviced Portfolio.

(12) The delinquency ratio is the amount of delinquent loans divided by the amount of the Serviced Portfolio. Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

(13) The net charge-off ratio is determined by dividing the amount of net charge-offs for the period by the average Serviced Portfolio for the period. The June 30, 1998 amount is calculated on an annualized basis.

(14) The non-performing asset ratio is determined by dividing the sum of the amount of those loans which are 90 days or more past due and other real estate owned by the amount of the Serviced Portfolio.


--------------------------------------------------------------------------------

                                    BUSINESS

OVERVIEW

     Litchfield Financial Corporation is a diversified finance company that provides financing to creditworthy borrowers for assets not typically financed by banks. The Company provides such financing by purchasing consumer and other loans and by making loans to businesses secured by consumer receivables or other assets.

     The Company purchases consumer loans (the "Purchased Loans") consisting primarily of loans to purchasers of rural and vacation properties ("Land Loans") and vacation ownership interests popularly known as timeshare interests ("VOI Loans"). The Company also provides financing to rural land dealers, timeshare resort developers and other finance companies secured by receivables ("Hypothecation Loans") and to dealers and developers for the acquisition and development of rural land and timeshare resorts ("A&D Loans"). In addition, the Company purchases other loans, such as consumer home equity loans, builder construction loans and consumer construction loans, and provides financing to other businesses secured by receivables or other assets ("Other Loans").

     The principal sources of the Company's revenues are (i) interest and fees on loans, (ii) gains on sales of loans and (iii) servicing and other fee income. Gains on sales of loans are based on the difference between the allocated cost basis of the assets sold and the proceeds received, which includes the fair value of any assets or liabilities that are newly created as a result of the transaction. Because a significant portion of the Company's revenues is comprised of gains realized upon sales of loans, the timing of such sales has a significant effect on the Company's results of operations. See "The Company" in the accompanying prospectus for additional information.

CHARACTERISTICS OF THE SERVICED PORTFOLIO, LOAN PURCHASES AND ORIGINATIONS

     The following table shows the growth in the diversity of the Serviced Portfolio from primarily Purchased Loans to a mix of Purchased Loans, Hypothecation Loans, A&D Loans and Other Loans:

                                                 DECEMBER 31,
                                   -----------------------------------------    JUNE 30,
                                   1993     1994     1995     1996     1997       1998
                                   -----    -----    -----    -----    -----    --------
Purchased Loans..................   89.0%    85.3%    81.6%    67.1%    56.6%     46.8%
Hypothecation Loans..............    5.0      9.0     12.5     20.7     26.9      29.8
A&D Loans........................    4.3      3.3      3.1      8.7     13.7      12.6
Other Loans......................    1.7      2.4      2.8      3.5      2.8      10.8
                                   -----    -----    -----    -----    -----     -----
          Total..................  100.0%   100.0%   100.0%   100.0%   100.0%    100.0%
                                   =====    =====    =====    =====    =====     =====

     The following table shows the growth in the diversity of the Company's originations from primarily Purchased Loans to a mix of Purchased Loans, Hypothecation Loans, A&D Loans and Other Loans:

                                                                           SIX MONTHS
                                     YEAR ENDED DECEMBER 31,             ENDED JUNE 30,
                            -----------------------------------------    --------------
                            1993     1994     1995     1996     1997     1997     1998
                            -----    -----    -----    -----    -----    -----    -----
Purchased Loans...........   77.8%    67.6%    71.4%    49.9%    30.3%    39.2%    19.8%
Hypothecation Loans.......   11.8     22.2     20.9     29.6     37.1     35.8     40.7
A&D Loans.................    7.1      6.0      3.1     14.4     24.0     17.6     13.2
Other Loans...............    3.3      4.2      4.6      6.1      8.6      7.4     26.3
                            -----    -----    -----    -----    -----    -----    -----
          Total...........  100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
                            =====    =====    =====    =====    =====    =====    =====

  (1) Purchased Loans

     The Company provides indirect financing to consumers through a large number of experienced land dealers and resort developers from which it regularly purchases land loans and VOI loans. The dealers and resort developers make loans to consumers generally using the Company's standard forms and subject to the

Company's underwriting criteria. The Company then purchases such loans from the land dealers and resort developers on an individually approved basis in accordance with its credit guidelines.

     Each land dealer and resort developer from whom the Company purchases loans is interviewed by the Company and approved by its credit committee. Management evaluates each land dealer's and resort developer's experience, financial statements and credit references and inspects a substantial portion of the land dealer's and resort developer's inventory of land and VOIs prior to approval of loan purchases.

     In order to enhance the creditworthiness of loans purchased from land dealers and resort developers, the Company typically requires land dealers and resort developers to guarantee payment of the loans and typically retains a portion of the amount payable by the Company to each land dealer and resort developer on purchase of the loan. The retained portion, or reserve, is released to the land dealer or resort developer as the related loan is repaid.

     Prior to purchasing land loans or VOI loans, the Company evaluates the credit and payment history of each borrower in accordance with it's underwriting guidelines, performs borrower interviews on a sample of loans, reviews the documentation supporting the loans for completeness and obtains an appropriate opinion from local legal counsel. The Company purchases only those loans which meet its credit standards.

     The Company also purchases portfolios of seasoned loans primarily from land dealers and resort developers. The land dealers or resort developers typically guarantee the loans sold and the Company typically withholds a reserve as described above. Management believes that the portfolio acquisition program is attractive to land dealers and resort developers because it provides them with liquidity to purchase additional inventory. The Company also purchases portfolios of seasoned loans from financial institutions and others. Sellers generally do not guarantee such loans, but the Company sets aside a portion of the purchase discount as an allowance for future loan losses.

     In evaluating such seasoned portfolios, the Company conducts its normal review of the borrower's documentation, payment history and underlying collateral. However, the Company may not always be able to reject individual loans.

     The Company's portfolio of Purchased Loans is secured by property located in 38 states.

                                                     PRINCIPAL AMOUNT OF LOANS
                                          ------------------------------------------------
                                                      DECEMBER 31,
                                          ------------------------------------    JUNE 30,
                                          1993    1994    1995    1996    1997      1998
                                          ----    ----    ----    ----    ----    --------
Southwest...............................   18%     19%     16%     26%     30%       31%
South...................................   33      37      31      31      31        30
West....................................    2       3      20      20      17        19
Mid-Atlantic............................   17      16      16      10      10         9
Northeast...............................   30      25      17      13      12        11
                                          ---     ---     ---     ---     ---       ---
          Total.........................  100%    100%    100%    100%    100%      100%
                                          ===     ===     ===     ===     ===       ===

     a. Land Loans

     Dealers from whom the Company purchases Land Loans are typically closely-held firms with annual revenues of less than $3.0 million. Dealers generally purchase large rural tracts (generally 100 or more acres) from farmers or other owners and subdivide the property into one to twenty acre parcels for resale to consumers. Generally the subdivided property is not developed significantly beyond the provision of graded access roads. In recreational areas, sales are made primarily to urban consumers who wish to use the property for a vacation or retirement home or for recreational purposes such as fishing, hunting or camping. In other rural areas, sales are more commonly made to persons who will locate a manufactured home on the parcel. The aggregate principal amount of Land Loans purchased from individual dealers during the six months ended June 30, 1998 varied significantly from a low of approximately $6,300 to a high of approximately $4.7 million. As of June 30, 1998 and December 31, 1997, the five largest dealers accounted for approximately 20.7% and 18.4%, respectively, of the principal amount of the Land Loans in the Serviced Portfolio. No single dealer accounted for more than 5.2% and 5.0% at June 30, 1998 and at December 31, 1997.

     As of June 30, 1998 and December 31, 1997, 40.7% and 47.0%, respectively, of the Serviced Portfolio consisted of Land Loans. The average principal balance of such Land Loans was approximately $12,800 and $13,000, respectively, at June 30, 1998 and December 31, 1997. The following table sets forth as of June 30, 1998 the distribution of Land Loans in the Company's Serviced Portfolio:

                                                   PERCENTAGE OF                 PERCENTAGE OF
                                    PRINCIPAL        PRINCIPAL      NUMBER OF      NUMBER OF
PRINCIPAL BALANCE                     AMOUNT          AMOUNT          LOANS          LOANS
-----------------                  ------------    -------------    ---------    -------------
Less than $10,000................  $ 29,704,000         19.0%         5,766           47.3%
$10,000-$19,999..................    60,745,000         38.8          4,256           35.0
$20,000 and greater..............    66,058,000         42.2          2,157           17.7
                                   ------------        -----         ------          -----
          Total..................  $156,507,000        100.0%        12,179          100.0%
                                   ============        =====         ======          =====

     As of June 30, 1998 and December 31, 1997, the weighted average interest rate of the Land Loans included in the Company's Serviced Portfolio was 12.0% and 12.1%, respectively. The weighted average remaining maturity was 11.9 and
12.1 years, respectively, at June 30, 1998 and December 31, 1997. The following table sets forth as of June 30, 1998 the distribution of interest rates payable on the Land Loans:

                                                                           PERCENTAGE OF
                                                            PRINCIPAL        PRINCIPAL
INTEREST RATE                                                 AMOUNT          AMOUNT
-------------                                              ------------    -------------
Less than 12.0%..........................................  $ 56,444,000         36.0%
12.0%-13.9%..............................................    74,128,000         47.4
14.0% and greater........................................    25,935,000         16.6
                                                           ------------        -----
          Total..........................................  $156,507,000        100.0%
                                                           ============        =====

     As of June 30, 1998 and December 31, 1997, the Company's Land Loan borrowers resided in 50 states, the District of Columbia and four and two territories or foreign countries, respectively.

     b. VOI Loans

     The Company purchases VOI Loans from various resort developers. The Company generally targets small to medium size resorts with completed amenities and established property owners associations. These resorts participate in programs that permit purchasers of VOIs to exchange their timeshare intervals for timeshare intervals in other resorts around the world. During the six months ended June 30, 1998, the Company acquired approximately $1,312,000 of VOI Loans. As of June 30, 1998 and December 31, 1997, the five largest developers accounted for approximately 36.8% and 36.6%, respectively, of the principal amount of the VOI Loans in the Serviced Portfolio. No single developer accounted for more than 9.0% at June 30, 1998 or at December 31, 1997.

     As of June 30, 1998 and December 31, 1997, 6.1% and 9.6%, respectively, of the Serviced Portfolio consisted of VOI Loans, and the average principal balance of such VOI Loans was approximately $3,500 and $3,600, respectively. The following table sets forth as of June 30, 1998 the distribution of VOI Loans:

                                                   PERCENTAGE OF                 PERCENTAGE OF
                                     PRINCIPAL       PRINCIPAL      NUMBER OF      NUMBER OF
PRINCIPAL BALANCE                     AMOUNT          AMOUNT          LOANS          LOANS
-----------------                   -----------    -------------    ---------    -------------
Less than $4,000..................  $ 8,729,000         37.2%         4,186           62.7%
$4,000-$5,999.....................    7,724,000         32.9          1,562           23.4
$6,000 and greater................    7,009,000         29.9            926           13.9
                                    -----------        -----          -----          -----
          Total...................  $23,462,000        100.0%         6,674          100.0%
                                    ===========        =====          =====          =====

     As of June 30, 1998 and December 31, 1997, the weighted average interest rate of the VOI Loans included in the Company's Serviced Portfolio was 14.6% and the weighted average remaining maturity was 3.7 years. The following table sets forth as of June 30, 1998 the distribution of interest rates payable on the VOI
Loans:

                                                                           PERCENTAGE OF
                                                             PRINCIPAL       PRINCIPAL
INTEREST RATE                                                 AMOUNT          AMOUNT
-------------                                               -----------    -------------
Less than 14.0%...........................................  $ 9,941,000         42.4%
14.0%-15.9%...............................................    5,886,000         25.1
16.0% and greater.........................................    7,635,000         32.5
                                                            -----------        -----
          Total...........................................  $23,462,000        100.0%
                                                            ===========        =====

     As of June 30, 1998 and December 31, 1997, the Company's VOI borrowers resided in 50 states, the District of Columbia and four territories or foreign countries.

  (2) Hypothecation Loans

     The Company extends Hypothecation Loans to land dealers and resort developers and other businesses secured by receivables. The Company has recently expanded its marketing of Hypothecation Loans to include loans to other finance companies secured by other types of collateral. These loans may be larger than the Company's average Hypothecation Loans and may provide the Company with an option to take an equity position in the borrower. During the six months ended June 30, 1998, the Company extended or acquired approximately $66.4 million of Hypothecation Loans, of which $9.6 million, or 14.5%, were secured by Land Loans, $33.2 million, or 50.0%, were secured by VOI Loans and $23.6 million, or 35.5%, were secured by other types of collateral such as tax lien certificates, accounts receivable and mortgages.

     The Company typically extends Hypothecation Loans based on advance rates of 75% to 90% of the eligible receivables which serve as collateral. The Company's Hypothecation Loans are typically made at variable rates based on the prime rate of interest plus 2% to 4%. As of June 30, 1998 and December 31, 1997, the Company had $114.6 million and $81.9 million, respectively, of Hypothecation Loans outstanding, none of which were 30 days or more past due. During the three months ended March 31, 1998, the Company acquired a $17.0 million participation interest in an Hypothecation Loan from another financial institution. As planned, in May of 1998, the Company purchased the underlying receivables, which the Company has reclassified as Other Loans. The proceeds of the receivables purchased were applied to pay off the Company's participation interest. At June 30, 1998, Hypothecation Loans ranged in size from $6,000 to $19.0 million with an average principal balance of $1,381,000. At December 31, 1997, Hypothecation Loans ranged in size from $7,800 to $8.7 million with an average balance of $1,204,000. The five largest Hypothecation Loans represented 11.7% and 10.7% of the Serviced Portfolio at June 30, 1998 and December 31, 1997, respectively.

  (3) A&D Loans

     The Company also makes A&D Loans to dealers and developers for the acquisition and development of rural and timeshare resorts in order to finance additional receivables generated by the A&D Loans. During the six months ended June 30, 1998, the Company made $21.4 million of A&D Loans to land dealers and resort developers, of which $9.1 million, or 42.6%, were secured by land, and $12.3 million, or 57.4%, were secured by resorts under development.

     The Company generally makes A&D Loans to land dealers and resort developers based on loan to value ratios of 60% to 80% at variable rates based on the prime rate plus 2% to 4%. As of June 30, 1998 and December 31, 1997, the Company had $48.6 million and $41.7 million, respectively, of A&D Loans outstanding, none of which were 30 days or more past due. At June 30, 1998 and December 31, 1997, A&D Loans were secured by timeshare resort developments and rural land subdivisions in 21 states and one foreign territory and 18 states and one foreign territory, respectively. A&D Loans ranged in size from $1,700 to $8.4 million with an average principal balance of $559,000 at June 30, 1998. A&D Loans ranged in size from

$7,800 to $7.3 million with an average principal balance of $622,000 at December 31, 1997. The five largest A&D Loans represented 5.2% and 6.1%, of the Serviced Portfolio at June 30, 1998 and December 31, 1997, respectively.

  (4) Other Loans

     At June 30, 1998, Other Loans consisted primarily of consumer home equity loans, consumer construction loans, builder construction loans and other secured commercial loans. Historically, the Company has made or acquired certain other secured and unsecured loans to identify additional lending opportunities or lines of business for possible future expansion as it did with VOI Loans and Hypothecation Loans. In May of 1998, the Company purchased 232 builder construction loans totalling $32.7 million, a portion of which had previously been collateral for the Hypothecation Loan in which the Company owned a participation interest. At June 30, 1998, the Company retained 221 of the builder construction loans totalling $32.7 million. The Company had $41.4 million and $8.5 million of Other Loans, 0.75% and 1.97% of which were 90 days or more past due at June 30, 1998 and December 31, 1997, respectively. At June 30, 1998, Other Loans ranged in size from less than $500 to $821,500 with an average principal balance of $55,900. At December 31, 1997, Other Loans ranged in size from less than $500 to $151,000 with an average principal balance of $13,800. The five largest Other Loans represent 0.2% of the Serviced Portfolio at June 30, 1998 and December 31, 1997.

LOAN UNDERWRITING

     The Company has established loan underwriting criteria and procedures designed to reduce credit losses on its Serviced Portfolio. The loan underwriting process includes reviewing each borrower's credit history. In addition, the Company's underwriting staff routinely conducts telephone interviews with a sample of borrowers. The primary focus of the Company's underwriting is to assess the likelihood that the borrower will repay the loan as agreed by examining the borrower's credit history through credit reporting bureaus.

     The Company's loan policy is to purchase Land and VOI Loans from $3,000 to $50,000. On a case by case basis, the Company will also consider purchasing such loans in excess of $50,000. As of June 30, 1998, the Company had 160 Land Loans exceeding $50,000, representing 1.3% of the number of such loans in the Serviced Portfolio, for a total of $11.5 million. There were no VOI Loans exceeding $50,000 as of June 30, 1998. The Company will originate Hypothecation Loans up to $15 million and A&D Loans up to $10 million. From time to time, the Company may have an opportunity to originate larger Hypothecation Loans or A&D Loans in which case the Company would seek to participate such loans with other financial institutions. Construction Loans greater than $200,000 and any other loans greater than $100,000 must be approved by the Credit Committee which is comprised of the Chief Executive Officer, Executive Vice President, Chief Financial Officer and two Senior Vice Presidents.

COLLECTIONS AND DELINQUENCIES

     Management believes that the relatively low delinquency rate for the Serviced Portfolio is attributable primarily to the application of its underwriting criteria, as well as to dealer guarantees and reserves withheld from dealers and developers. No assurance can be given that these delinquency rates can be maintained in the future.

     Collection efforts are managed and delinquency information is analyzed at the Company's headquarters. Unless circumstances otherwise dictate, collection efforts are generally made by mail and telephone. Collection efforts begin when an account is four days past due, at which time the Company sends out a late notice. When an account is sixteen days past due the Company attempts to contact the borrower to determine the reason for the delinquency and to attempt to cause the account to become current. If the status of the account continues to deteriorate, an analysis of that delinquency is undertaken by the collection supervisor to determine the appropriate action. When the loan is 90 days past due in accordance with its original terms and it is determined that the amounts cannot be collected from the dealer or developer guarantees or reserves, the loan is generally placed on a nonaccrual status and the collection supervisor determines the action to be taken. The determination of how to work out a delinquent loan is based upon many factors, including the borrower's payment history and the reason for the current inability to make timely payments. The Company has not restructured a material number of problem loans. When a guaranteed loan becomes 60 days (90 days in some cases) past due, in addition to the Company's collection procedures, the Company generally obtains the assistance of the dealer or developer in collecting the loan.

     The Company extends a limited number of its loans for reasons the Company considers acceptable such as temporary loss of employment or serious illness. In order to qualify for a one to three month extension, the customer must make three timely payments without any intervention from the Company. For extensions of four to six months, the customer must make four to six timely payments, respectively, without any intervention from the Company. The Company will not extend a loan more than two times for an aggregate six months over the life of the loan. The Company has extended approximately 1.1% of its loans through June 30, 1998. The Company does not generally modify any other loan terms such as interest rates or payment amounts.

     Regulations and practices regarding the rights of the mortgagor in default vary greatly from state to state. To the extent permitted by applicable law, the Company collects late charges and return-check fees and records these items as additional revenue. Only if a delinquency cannot otherwise be cured will the Company decide that foreclosure is the appropriate course of action. If the Company determines that purchasing a property securing a mortgage loan will minimize the loss associated with such defaulted loan, the Company may accept a deed in lieu of foreclosure, take legal action to collect on the underlying note or bid at the foreclosure sale for such property.

  Serviced Portfolio

     The following table shows the Company's delinquencies and delinquency rates, net of dealer/developer reserves and guarantees for the Serviced
Portfolio:

                                               YEAR ENDED DECEMBER 31,                            SIX MONTHS
                       -----------------------------------------------------------------------       ENDED
                          1993           1994           1995           1996           1997       JUNE 30, 1998
                       -----------   ------------   ------------   ------------   ------------   -------------
Serviced
  Portfolio..........  $84,360,000   $105,013,000   $176,650,000   $242,445,000   $304,102,000   $384,663,000
Delinquent
  loans(1)...........      511,000        981,000      3,062,000      3,255,000      3,642,000      4,251,000
Delinquency as a
  Percentage of
  Serviced
  Portfolio..........          .61%           .93%          1.73%          1.34%          1.20%          1.10%

---------------
(1) Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

  Land Loans

     The following table shows the Company's delinquencies and delinquency rates, net of dealer/developer reserves and guarantees for Land Loans in the Serviced Portfolio:

                                              YEAR ENDED DECEMBER 31,                           SIX MONTHS
                       ---------------------------------------------------------------------       ENDED
                          1993          1994          1995           1996           1997       JUNE 30, 1998
                       -----------   -----------   -----------   ------------   ------------   -------------
Land Loans in
  Serviced
  Portfolio..........  $77,258,000   $90,502,000   $97,266,000   $119,370,000   $142,828,000   $156,507,000
Delinquent Land
  Loans(1)...........      511,000       981,000     1,059,000      1,920,000      2,453,000      2,893,000
Delinquency as a
  Percentage of Land
  Loans in Serviced
  Portfolio..........          .66%         1.08%         1.09%          1.61%          1.72%          1.85%

---------------
(1) Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

  VOI Loans

     The following table shows the Company's delinquencies and delinquency rates, net of dealer/developer reserves and guarantees for VOI Loans in the Serviced Portfolio:

                                             YEAR ENDED DECEMBER 31,                         SIX MONTHS
                        -----------------------------------------------------------------       ENDED
                           1993         1994         1995          1996          1997       JUNE 30, 1998
                        ----------   ----------   -----------   -----------   -----------   -------------
VOI Loans in Serviced
  Portfolio...........  $1,434,000   $2,851,000   $46,700,000   $43,284,000   $29,232,000    $23,462,000
Delinquent VOI
  Loans(1)............          --           --     1,958,000     1,316,000       739,000        552,000
Delinquency as a
  percentage of VOI
  Loans in Serviced
  Portfolio...........          --           --          4.19%         3.04%         2.53%          2.35%

---------------
(1) Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

  Hypothecation, A&D and Other Loans

     The Company did not have any delinquent Hypothecation Loans or A&D Loans for the years ended December 31, 1993 through December 31, 1997 or for the six months ended June 30, 1998. The Company did not have significant amounts of delinquent Other Loans for the years ended December 31, 1993 through December 31, 1996. At December 31, 1997, there were $8.5 million of Other Loans of which $450,000 or 5.3% were 30 days or more past due and not covered by dealer/developer reserves or guarantees and not included in other real estate owned. At June 30, 1998, there were $41.4 million of Other Loans of which $806,000 or 2.0% were 30 days or more past due and not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

ALLOWANCE FOR LOAN LOSSES, NET CHARGE-OFFS AND DEALER RESERVES

     The following is an analysis of the total allowances for all loan losses:

                                             YEAR ENDED DECEMBER 31,                         SIX MONTHS
                        -----------------------------------------------------------------       ENDED
                           1993         1994         1995          1996          1997       JUNE 30, 1998
                        ----------   ----------   -----------   -----------   -----------   -------------
Allowance, beginning
  of year.............  $  498,000   $1,064,000   $1,264,000    $ 3,715,000   $ 4,528,000    $5,877,000
Provision for loan
  losses..............     620,000      559,000      890,000      1,954,000     1,400,000       810,000
Net charge-offs of
  uncollectible
  accounts............    (493,000)    (359,000)    (946,000)    (1,965,000)   (2,010,000)     (968,000)
Allocation of purchase
  adjustment(1).......     439,000           --    2,507,000        824,000     1,959,000       744,000
                        ----------   ----------   ----------    -----------   -----------    ----------
Allowance, end of
  year................  $1,064,000   $1,264,000   $3,715,000    $ 4,528,000   $ 5,877,000    $6,463,000
                        ==========   ==========   ==========    ===========   ===========    ==========

---------------
(1) Represents allocation of purchase adjustment related to purchase of certain nonguaranteed loans.

     The following is an analysis of net charge-offs by major loan and collateral types experienced by the Company:

                                                YEAR ENDED DECEMBER 31,                     SIX MONTHS
                                --------------------------------------------------------       ENDED
                                  1993       1994       1995        1996         1997      JUNE 30, 1998
                                --------   --------   --------   ----------   ----------   -------------
Land Loans....................  $493,000   $359,000   $546,000   $  669,000   $  986,000      $525,000
VOI Loans.....................        --         --     45,000    1,284,000      939,000       266,000
Hypothecation Loans...........        --         --         --           --           --            --
A&D Loans.....................        --         --    352,000       (8,000)      (2,000)           --
Other Loans...................        --         --      3,000       20,000       87,000       178,000
                                --------   --------   --------   ----------   ----------      --------
Total net charge-offs.........  $493,000   $359,000   $946,000   $1,965,000   $2,010,000      $969,000
                                ========   ========   ========   ==========   ==========      ========
Net charge-offs as a
  percentage of the average
  Serviced Portfolio..........       .69%       .38%       .67%         .94%         .74%         .56%

     As part of the Company's financing of Land Loans and VOI Loans, the Company enters into arrangements with most land dealers and resort developers whereby the Company establishes reserves to protect the Company from potential losses associated with such loans. The Company retains a portion of the amount payable to a dealer when purchasing a Land Loan or a VOI Loan and uses the amount retained to absorb loan losses. The Company negotiates the amount of the reserves with the land dealers and resort developers based upon various criteria, two of which are the financial strength of the land dealer or resort developer and the credit risk associated with the loans being purchased. Dealer reserves for Land Loans were $6,420,000, $7,555,000 and $8,321,000 at December 31, 1995, 1996 and 1997, respectively, and $8,488,000 at June 30, 1998.
Developer reserves for VOI Loans amounted to $3,224,000, $3,072,000 and $2,299,000 at December 31, 1995, 1996 and 1997, respectively, and $1,931,000 at
June 30, 1998. Most dealers and developers provide personal and, when relevant, corporate guarantees to further protect the Company from loss.

LOAN SERVICING AND SALES

     The Company retains the right to service all the loans it purchases or originates. Servicing includes collecting payments from borrowers, remitting payments to investors who have purchased the loans, accounting for principal and interest, contacting delinquent borrowers and supervising foreclosure and bankruptcies in the event of unremedied defaults. Substantially all servicing results from the origination and purchase of loans by the Company, and the Company has not historically purchased loan servicing rights except in connection with the purchase of loans. Servicing rates generally approximate .5% to 2% of the principal balance of a loan.

     Historically, the Company subcontracted the servicing of its loans to an unaffiliated third party. In July 1998, the Company resumed certain customer service and collection functions. The unaffiliated third party will continue to provide certain data processing and payment processing functions. The Company retains responsibility for servicing all loans as a master servicer.

     In 1990, the Company began privately placing issues of pass-through certificates evidencing an undivided beneficial ownership interest in pools of mortgage loans which have been transferred to trusts. The principal and part of the interest payments on the loans transferred to the trust are collected by the Company, as the servicer of the loan pool, remitted to the trust for the benefit of the investors, and then distributed by the trust to the investors in the pass-through certificates.

     As of June 30, 1998, the Company had sold or securitized a total of approximately $417.1 million in loans. In certain of the Company's issues of pass-through certificates, credit enhancement was achieved by dividing the issue into a senior portion which was sold to the investors and a subordinated portion which was retained by the Company. In certain other of the Company's private placements, credit enhancement was achieved through cash collateral. If borrowers default in the payment of principal or interest on the loans underlying these issues of pass-through certificates, losses would be absorbed first by the subordinated portion or cash collateral account retained by the Company and might, therefore, have to be charged against the allowance for loan losses to the extent dealer guarantees and reserves are not available.

     The Company also has a $150.0 million revolving line of credit and sale facility for its land loans as part of an asset backed commercial paper facility with a multi-seller commercial paper conduit. The facility expires in June 2001. As of June 30, 1998, the outstanding balance of the sold or pledged loans securing this facility was $124.4 million. The Company has an additional revolving line of credit and sale facility of $25.0 million with another multi-seller commercial paper conduit. The facility expires in March 2000. As of June 30, 1998, the outstanding aggregate balance of the sold loans under the facility was $12.3 million.

MARKETING AND ADVERTISING

     The Company markets its program to rural land dealers and resort developers through brokers, referrals, dealer and developer solicitation, and targeted direct mail. The Company employs three marketing executives based in Lakewood, Colorado, six marketing executives based in Williamstown, Massachusetts and two marketing executives based in Hoover, Alabama. In the last five years the Company has closed loans with over 300 different dealers and developers.

     Management believes that the Company benefits from name recognition as a result of its referral, advertising and other marketing efforts. Referrals have been the strongest source of new business for the Company and are generated in the states in which the Company operates by dealers, brokers, attorneys and financial institutions. Management and marketing representatives also conduct seminars for dealers and brokers and attend trade shows to improve awareness and understanding of the Company's programs.

REGULATION

     The Company is licensed as a lender, mortgage banker or mortgage broker in 21 of the states in which it operates, and in those states its operations are subject to supervision by state authorities (typically state banking or consumer credit authorities). Expansion into other states may be dependent upon a finding of financial responsibility, character and fitness of the Company and various other matters. The Company is generally subject to state regulations, examination and reporting requirements, and licenses are revocable for cause. The Company is subject to state usury laws in all of the states in which it operates.

     The consumer loans purchased or financed by the Company are subject to the Truth-in-Lending Act. The Truth-in-Lending Act contains disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. Failure to comply with the requirements of the Truth-in-

Lending Act may give rise to a limited right of rescission on the part of the borrower and, under certain circumstances, monetary damages. The Company believes that its purchase or financing activities are in substantial compliance in all material respects with the Truth-in-Lending Act.

     Origination of the loans also requires compliance with the Equal Credit Opportunity Act of 1974, as amended ("ECOA"), which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the interest rate charged increases as a result of information obtained from a consumer credit agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires the lenders to supply the applicant with a name and address of the reporting agency.

COMPETITION

     The finance business is highly competitive, with competition occurring primarily on the basis of customer service and the term and interest rate of the loans. Traditional competitors in the finance business include commercial banks, credit unions, thrift institutions, industrial banks and other finance companies, many of which have considerably greater financial, technical and marketing resources than the Company. There can be no assurance that the Company will not face increased competition from existing or new financial institutions or finance companies. In addition, the Company may enter new lines of business that may be highly competitive and may have competitors with greater financial resources than the Company.

     The Company believes that it competes on the basis of providing competitive rates and prompt, efficient and complete service, and by emphasizing customer service on a timely basis to attract borrowers whose needs are not met by traditional financial institutions.

EMPLOYEES

     As of June 30, 1998, the Company had 95 full-time equivalent employees. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

FACILITIES

     The Company owns a leasehold interest in approximately 26,000 square feet of office space in Williamstown, Massachusetts, which is used as the Company's headquarters. The initial ten year lease term expires in May 2007 and is renewable at the Company's option for two additional ten year periods. The initial land lease provides for an annual rental of $20,000. The Company also occupies an aggregate of approximately 5,100 square feet of office space in Lakewood, Colorado, pursuant to a lease expiring in January 2001, with an option to renew until 2004, providing for an annual rental of approximately $56,000, including utilities and exterior maintenance expenses. A subsidiary of the Company occupies an aggregate of approximately 6,100 square feet of office space in Hoover, Alabama, pursuant to a lease expiring in December 1999, providing for an annual rental of approximately $60,000.

                       RATIO OF EARNINGS TO FIXED CHARGES

     For the six-month period ended June 30, 1998 and the last five fiscal years, the ratios of earnings to fixed charges of the Company, computed as set forth below, were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                             --------------------------------  SIX MONTHS ENDED
                                             1993   1994   1995   1996   1997   JUNE 30, 1998
                                             ----   ----   ----   ----   ----  ----------------
Ratio of Earnings to Fixed Charges.........  2.35   2.37   1.90   2.19   2.01        1.94

     For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes and extraordinary item and fixed charges. Fixed charges consist of interest charges and the amortization of debt expense.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Series A Notes offered
hereby are estimated to be $[       ], after deducting the underwriting discount
and estimated offering expenses payable by the Company. It is expected that the net proceeds of this Offering will be used for general corporate purposes. Until used for the purposes indicated, the Company will invest the net proceeds of this Offering in short-term investment-grade interest-bearing securities.

                         DESCRIPTION OF SERIES A NOTES

     The Series A Notes are the initial issue of Notes to be issued under an indenture dated as of July 15, 1998 by and between the Company and the Bank of New York, as Trustee, as supplemented by a supplemental indenture establishing the terms of the Series A Notes offered hereby. The Indenture, as so supplemented, is referred to herein as the "Indenture."

     The following description of the Series A Notes offered hereby supplements the description of the general terms and provisions of the Notes set forth in the accompanying prospectus, to which description reference is hereby made. The following summaries of certain provisions of the Series A Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture. Capitalized terms not otherwise defined in this prospectus supplement and the accompanying prospectus shall have the meanings given to them in the Indenture.

     The Series A Notes will be limited in aggregate principal amount to
$          , not including the over-allotment option, all of which are being offered hereby, and will be issued as fully-registered Series A Notes only in integral multiples of $1,000.

     The Series A Notes will mature on November 1, 2003, and payments of the principal of the Series A Notes will be made at the main office of the Trustee in New York, New York.

     The Series A Notes bear interest at the rate of   % per annum from and
after the date of delivery, and payments of interest will be made monthly in arrears beginning December 1, 1998 to Noteholders of record as of the close of business on the 15th day of the preceding month.

     On December 1 of each year, commencing in 1999, the Company will redeem Series A Notes tendered by the last day of September of that year at par plus accrued interest, subject to the amount limitations set forth in the accompanying prospectus. See "Description of Notes -- Redemption of Holder's Options" in the accompanying prospectus.

     Beginning November 1, 2000, the Company shall have the option to redeem, upon not less than 30 and not more than 60 days' notice, all or any portion of the Series A Notes. If the Company redeems the Series A

Notes prior to maturity, it will pay in cash a redemption price equal to the following percentages of the principal amount of the Series A Notes redeemed, plus interest, to the date fixed for redemption:

                IF REDEEMED DURING                  REDEMPTION
             THE 12 MONTHS BEGINNING                  PRICE
             -----------------------                ----------
November 1, 2000..................................    103.0%
November 1, 2001..................................    101.5%
November 1, 2002 and thereafter...................    100.0%

     If less than all the Series A Notes are redeemed, the particular Series A Notes to be redeemed will be selected by lot by the Trustee. Notice of redemption will be mailed to each holder of Series A Notes to be redeemed at the address appearing in the registry books for the Series A Notes maintained by the Company.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriter named below has agreed to purchase from the Company the principal amount of Series A Notes set forth below.

                                                                AMOUNT
                    NAME OF UNDERWRITER                        OF NOTES
                    -------------------                        --------
Tucker Anthony Incorporated.................................   $
                                                               --------
          Total.............................................   $
                                                               ========

     In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions therein set forth, to purchase all the principal amount of Series A Notes offered hereby if any of such Series A Notes are purchased.

     The Underwriter has advised the Company that it proposes initially to offer the Series A Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such a price less a concession not in excess of [ ]% of the principal amount. The Underwriter may allow and such dealers may reallow a concession not in excess of [ ]% of the principal amount to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Company has granted to the Underwriter an option, exercisable during the 30 days after the date of this prospectus supplement, to purchase up to
$          in aggregate principal amount of the Series A Notes at the Price to
Public set forth on the cover page of this prospectus supplement, less an underwriting discount. The Underwriter may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the Series A Notes offered hereby.

     The offering of the Series A Notes is made for delivery when, as and if accepted by the Underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriter reserves the right to reject any order for the purchase of Series A Notes.

     There is no public market for the Series A Notes, and the Company does not intend to apply for listing of the Series A Notes on the Nasdaq stock market or any securities exchange. The Company has been advised by the Underwriter that, following the public offering of the Series A Notes, the Underwriter presently intends to make a market in the Series A Notes; however, the Underwriter is not obligated to do so, and any market-making activity with respect to the Series A Notes may be discontinued at any time without notice. There can be no assurances as to the liquidity of the public market for the Series A Notes or that an active public market for the Series A Notes will develop. If an active market does not develop, the market price and liquidity of the Series A Notes may be adversely affected.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter, and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriter or any such controlling persons may be required to make in respect thereof.

     The Underwriter participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Series A Notes. Specifically, the Underwriter may over-allot in connection with the Offering and may bid for and purchase Series A Notes in the open market.

                           FORWARD-LOOKING STATEMENTS

     Except for the historical information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, the matters discussed or incorporated by reference herein are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth under "Risk Factors" as well as the following: general economic and business conditions; industry trends; changes in business strategy or development plans; availability and quality of management; and availability, terms and deployment of capital. Special attention should be paid to such forward-looking statements including, but not limited to, statements relating to
(i) the Company's ability to execute its growth strategies and to realize its growth objectives and (ii) the Company's ability to obtain sufficient resources to finance its working capital needs and provide for its known obligations.

=============================================   =============================================

              TABLE OF CONTENTS


                                       PAGE
                                       ----

 PROSPECTUS SUPPLEMENT
 Prospectus Summary..................   S-2
 Business............................   S-6
 Ratio of Earnings to Fixed Charges..  S-16
 Use of Proceeds.....................  S-16
 Description of Series A Notes.......  S-16
 Underwriting........................  S-17          [LITCHFIELD FINANCIAL CORP. LOGO]
 Forward-Looking Statements..........  S-18

 PROSPECTUS                                                   % NOTES DUE 2003
 Available Information...............     2
 Incorporation of Documents by
   Reference.........................     2
 Risk Factors........................     3
 The Company.........................     6
 Use of Proceeds.....................     7
 Ratio of Earnings to Fixed Charges..     7
 Description of Notes................     8
 Plan of Distribution................    13
 Legal Matters.......................    14
 Experts.............................    14

               ---------------
                                                           ---------------------
     PROSPECTIVE INVESTORS MAY RELY ONLY ON                PROSPECTUS SUPPLEMENT
 THE INFORMATION CONTAINED IN THIS                         ---------------------
 PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING
 PROSPECTUS. NEITHER THE COMPANY NOR THE
 UNDERWRITER HAS AUTHORIZED ANYONE TO
 PROVIDE PROSPECTIVE INVESTORS WITH                                    , 1998
 INFORMATION DIFFERENT FROM THAT CONTAINED
 IN THIS PROSPECTUS SUPPLEMENT AND THE
 ACCOMPANYING PROSPECTUS. THIS PROSPECTUS
 SUPPLEMENT IS NOT AN OFFER TO SELL NOR IS
 IT SEEKING AN OFFER TO BUY THESE SECURITIES
 IN ANY JURISDICTION WHERE THE OFFER OR SALE
 IS NOT PERMITTED. THE INFORMATION CONTAINED                   TUCKER ANTHONY
 IN THIS PROSPECTUS SUPPLEMENT AND THE                          INCORPORATED
 ACCOMPANYING PROSPECTUS IS CORRECT ONLY AS
 OF THE DATE OF THE PROSPECTUS SUPPLEMENT
 AND THE PROSPECTUS, RESPECTIVELY,
 REGARDLESS OF THE TIME OF THE DELIVERY OF
 THIS PROSPECTUS SUPPLEMENT OR ANY SALE OF
 THESE SECURITIES.

=============================================   =============================================